SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2008

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Receives US$ 1.5 Million in Orders to Install Municipal Command & Control Systems in Israeli Cities dated June 11, 2008.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Receives US$ 1.5 Million in Orders to Install Municipal Command & Control Systems in Israeli Cities

Wednesday June 11, 5:38 am ET

YAHUD, Israel, June 11 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NMS:MAGS, TASE:MAGS) today announced that it has signed contracts for the installation of municipal command and control systems in several Israeli cities, including Netanya and Bat Yam, based on its FORTIS system that was modified for this purpose. In addition, Magal received another order for installation of a Fortis system that will be used to protect water reservoirs in Ramat Gan. The total amount of these orders is approximately US$ 1.5 million, to be completed by the end of 2008.

The modified FORTIS system will integrate command and control of the entire security infrastructure of the cities, protecting the citizens, their public areas, parks, educational and industrial facilities, and water reservoirs from acts of vandalism, burglary and sabotage, while at the same time, increasing the sense of security of the residents in those communities.

Using advanced technology, including dozens of smart cameras, the modified FORTIS system provides the control-centers of these municipalities with a unique graphical command tool, which updates the location and live video feed of the areas under alert, while enabling operators to quickly dispatch and monitor security personnel with real-time updates, thus optimizing the operational response.

Mr. Izhar Dekel. CEO of Magal said, "Netanya and Bat Yam join the long list of Israeli cities and local municipalities that are already using the FORTIS system to protect their surroundings and citizens. Since July 2005, when we received the first order for a municipal installation of the FORTIS system in Rosh Ha'ayin, we have received numerous additional orders for municipal installations in other major Israeli cities including Haifa."

Mr. Dekel added: "Our system has now gained significant traction in Israel, and while we look forward to expanding to additional Israeli cities and increasing the scope of existing projects, we are aiming to increase our penetration outside of Israel. In that regard, we are competing for projects in major cities in Europe and elsewhere."

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats.

Magal's shares trade in the U.S. on the NASDAQ Global Market and in Israel on the Tel-Aviv Stock Exchange (TASE) under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems Ltd
    Lian Goldstein
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il

    GK Investor Relations
    Ehud Helft/Kenny Green
    Tel: (US) +1-646-201-9246
    Int'l dial: +972-3-607-4717
    E-mail: info@gkir.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                              (Registrant)



                                            By: /s/ Izhar Dekel
                                                ---------------
                                                Izhar Dekel
                                                Chief Executive Officer



Date: June 11, 2008